EXHIBIT 12.1
PACIFICORP
STATEMENTS OF COMPUTATION OF RATIO
OF EARNINGS TO FIXED CHARGES
(DOLLARS IN MILLIONS)

	Nine-Month
	Period Ended	Years Ended December 31,
	September 30, 2013	2012	2011	2010	2009	2008
Earnings Available for Fixed Charges:
Income from continuing operations
before income tax expense	$779	$734	$768	$777	$784	$703
Add:
Fixed charges	289	385	397	392	398	349
Deduct:
Net income attributable to noncontrolling
interest in subsidiary that has not
incurred fixed charges	—	—	—	—	(8)	(7)
Total earnings available for fixed charges	$1,068	$1,119	$1,165	$1,169	$1,174	$1,045

Fixed Charges:
Interest expense	$286	$380	$392	$387	$394	$343
Estimated interest portion of rentals
charged to expense	3	5	5	5	4	6
Total fixed charges	$289	$385	$397	$392	$398	$349

Ratio of Earnings to Fixed Charges	3.7x	2.9x	2.9x	3.0x	2.9x	3.0x